UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                             AMENDED
                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


                                    Commission File Number 0-30176

(Check one):
[   ]  Form 10-K and Form 10-KSB
[ X ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q and Form 10-QSB
[   ]  Form N-SAR
For period ended:  December 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

This Amended Notification of Late Filing is being made to reflect the inclusion of our accountant's statement pursuant to Rule 12b-
25(c) attached hereto as Exhibit to Form 12b-25.

PART I - REGISTRANT INFORMATION

         PennzEnergy Company Savings and Investment Plan
     (Exact name of registrant as specified in its charter)

                    c/o Devon Energy Corporation
                    20 North Broadway, Suite 1500
                 Oklahoma City, Oklahoma  73102-8260
               (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 11-K will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 11-K could not be filed within the prescribed time period.

An audit of the financial statements of the PennzEnergy Company Savings and Investment Plan (the "Plan") as of and for the year ended December 31, 1999, is unable to be completed on a timely basis due to the late receipt of information from the trustee of the Plan.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Danny J. Heatly
    Vice President - Accounting      405            552-4702
            (Name)               (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
15(d)  or  the  Securities Exchange Act of 1934 been  filed?   If
answer is no, identify report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?       Yes        X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SIGNATURES

DEVON ENERGY CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                 By DANNY J. HEATLY
                                    Danny J. Heatly
                                    Vice President - Accounting

Date:  June 27, 2000

                                                       Exhibit To
                                                       Form 12b-25


                  Statement Pursuant to Rule 12b-25(c)

KPMG

     700 Oklahoma Tower                      Telephone 405 239-6411
     210 Park Avenue                         Fax 405 552 3846
     Oklahoma City, OK  73102-5671

June 27, 2000




We will be unable to complete the audit of the financial statements of the PennzEnergy Company Savings and Investment Plan as of and for the year ended December 31, 1999 on a timely basis due to the late receipt of information from the trustee of the plan.

Very truly yours,

JACK E. FINLEY
Jack E. Finley
Partner